Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS SOLID THIRD QUARTER 2013 OPERATING RESULTS,
ANNOUNCES COMPLETION OF MILL EXPANSION AND ACHIEVEMENT OF
PRODUCTION TARGET OF OVER 3,000 TONNES PER DAY

•	Total gold sales of 32,300 ounces in third quarter 2013, with 28,300 ounces produced and 25,900 ounces poured

•	Record monthly gold production in September of 12,800 ounces with average mill throughput of 3,370 tonnes per day (“tpd”)

•	Grades continue to improve with average grade in third quarter 2013 of 4.6 grams per tonne (“gpt”)

•
Mill throughput during third quarter 2013 of 202,300 tonnes including 148,400 tonnes grading 4.9 gpt from Timmins West Mine, 42,600 tonnes grading 4.2 gpt from Bell Creek and 11,300 tonnes grading 1.6 gpt from low-grade stockpiles processed during mill commissioning

•	Mill expansion completed, Company on track to achieve full year 2013 production guidance of 120,000 to 135,000 ounces.

TORONTO, ONTARIO -- (Marketwired – October 9, 2013) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced details of the Company’s operating results for the third quarter and first nine months of 2013. For the third quarter of 2013, the Company reported total gold sales of 32,300 ounces at an average price of US$1,324 per ounce ($1,372 per ounce in Canadian dollars). Gold produced during the third quarter totaled 28,300 ounces, an increase of 35% from the third quarter of 2012, with total gold poured of 25,900 ounces. Mill throughput during the third quarter of 2013 totaled 202,300 tonnes at an average grade of 4.6 gpt with average mill recoveries of 95.2%. Of the 202,300 tonnes processed, 148,400 tonnes grading 4.9 gpt was from Timmins West Mine, 42,600 tonnes grading 4.2 gpt was from Bell Creek and 11,300 tonnes grading 1.6 gpt was from low-grade material mined in previous years that was processed during the commissioning of the Company’s mill expansion.

The mill expansion, which increased milling capacity by 50% from 2,000 tonnes per day to over 3,000 tpd, was completed during the third quarter of 2013. Mill throughput during September exceeded target levels for the expanded milling operations, averaging 3,370 tpd.

For the first nine months of 2013, 630,900 tonnes were processed at an average grade of 4.3 gpt for 82,300 ounces of gold production. Gold poured totaled 78,200 ounces with gold sales of 86,000 ounces at an average price of US$1,444 per ounce ($1,476 per ounce in Canadian dollars). With production levels now exceeding 3,000 tonnes per day, the Company entered the fourth quarter well positioned to achieve its key guidance for 2013, including producing between 120,000 and 135,000 ounces of gold at cash operating costs between US$800 and US$875 per ounce, with total capital investment of approximately $90 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We have achieved a major milestone for our Company and its shareholders with the completion of our 50% mill expansion. Our new crushing and grinding circuit has been well constructed and includes excellent infrastructure. The expanded capabilities of our mill were highlighted in September when throughput averaged 3,370 tpd and on a number of days was significantly higher than that level. We also continued to see improvement in our grades, achieving an average of 4.6 gpt in the third quarter despite processing some low-grade material during the commissioning of our mill expansion. Our mining operations performed well, with a total of 36,000 tonnes of run-of-mine ore in stockpile at the end of September.

“Looking forward, we are well positioned for a strong finish to 2013 and to achieve our key targets for the year. A great deal of hard work and significant capital investment has gone into advancing Lake Shore Gold to the point we have now reached. We are looking forward to reaping the benefits of what has been accomplished.”
	Three Months Ended			Nine Months Ended
	Sept. 30, 2013	June 30, 2013	Sept. 30, 2012	Sept 30, 2013	Sept 30, 2012
Tonnes milled	202,300	230,920	194,000	630,900	537,720
Tonnes per day	2,200	2,540	2,110	2,310	1,970
Recovery (%)	95.2	95.6	97.1	95.5	96.4
Grade (grams/tonne)	4.6	4.3	3.5	4.3	3.7
Gold Ounces
Production	28,300	30,800	20,900	82,300	62,000
Poured	25,900	31,800	20,700	78,200	61,100
Sales	32,300	27,600	20,500	86,000	63,800
Gold price (US$/ounce)	1,324	1,409	1,665	1,444	1,649

Details of the Company’s financial performance, including capital and operating costs, will be included in its third quarter and nine month 2013 financial results to be released after the market close on Tuesday, November 5, 2013. A conference call and webcast will follow on Wednesday, November 6, 2013. Details of the conference call and webcast will follow.

Qualified Person

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person (“QP”) as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold.

The QP for production drilling and all areas of mine geology is Eric Kallio, Vice-President, Exploration. As QP, Mr. Kallio prepared or supervised the preparation of all scientific or technical information disclosed in this press release related to mine geology and drilling. Mr. Kallio is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company also has a large portfolio of prospective projects and exploration properties to support continued growth well into the future. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

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